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                                                                   Exhibit 99.2

                                     DRAFT

June  , 1999

Dear AmerInst Shareholder:

   Your Board of Directors has been considering a number of initiatives in order to increase liquidity for your shares and to preserve the initial mission of AmerInst: to exert a positive influence on the market for accountants' professional liability insurance. A number of our initiatives have been accomplished, and others are in process.

   Clearly the most significant benefit for liquidity is now before you; the recommendation of your Board to redomesticate our companies to Bermuda. This transaction is presented to you as a tax-free exchange of shares and, if our shareholders approve the transaction, we will be able to add an additional avenue of liquidity for our shareholders by investing in our own shares for our investment portfolio.

   We are regulated by the Securities and Exchange Commission as a public company. A transaction of this complexity and magnitude requires substantial disclosure. This mailing includes:

     The notice of a special meeting of stockholders called for August 11, 1999 to vote on the transaction;

     A prospectus/proxy statement describing the transaction and the Board's reasons for recommending the transaction to you.

     A proxy card with respect to the voting of your shares at the special meeting of stockholders; and a return envelope for the proxy card.

   Attached to this letter are a number of questions and answers prepared to assist you in your review of this exchange transaction. This attachment summarizes the enclosed prospectus/proxy statement. You should carefully read the prospectus/proxy statement before making any decision regarding how to vote at the special meeting.

   Your board has voted unanimously to recommend the exchange transaction to you for your approval. We have arranged a series of telephone conference calls which will give you an opportunity to ask any questions you may have of our directors or listen to the answers to questions of other shareholders. Please call into any of the following conferences by dialing 1-800-230-1096 prior to any of the times listed below and asking for the AmerInst conference:

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
               August 3, 1999                        10:00 a.m. (Central Time)
               August 3, 1999                         3:00 p.m. (Central Time)
               August 4, 1999                        10:00 a.m. (Central Time)
               August 4, 1999                         3:00 p.m. (Central Time)
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   Information, including our 1998 annual financial results, is available on our website at:

                       www.cfonews.com/amernist/aiig.htm

                                        Respectfully submitted,

                                        Board of Directors
                                        AmerInst Insurance Group

                        AmerInst Insurance Group, Inc.

                             Questions and Answers

 1. Isn't this transaction just a perk for the directors, or some other kind of inside deal?

    Let's address any animosity up front. There has been misinformation circulating about this transaction for some time. The following Questions and Answers describe the transaction and you can judge as to whether you agree it is a sound business decision to move our companies to Bermuda.

    We are in the process of adding and replacing directors; presently completing the interviews and selection from a field of three dozen respondents to our invitation for shareholders interested in becoming directors. Many of the candidates, not unlike our present directors, are concerned about the time commitment. Though Bermuda may be an attractive location, it is also expensive and the travel time is lengthy from most regions of the U.S. Bermuda law does not require either shareholder or director meetings of Bermuda companies to be held in Bermuda. However, due to tax considerations they cannot be held in the U.S. To the extent possible, unanimous resolutions and telephonic meetings will be used to limit meeting expense.

    Your directors, present and those in the future, are committed to AmerInst in our original mission, in our liquidity for shareholders and in our maintaining a viable business for the future. We appreciate input from shareholders, and indeed we have received comments from many of you. Shareholders have asked for liquidity, additional information and evolving leadership. This transaction is one more step in responding to shareholders and in adding value to your investment.

 2. Why is the Board recommending this transaction?

    There are several reasons this restructuring and change in domicile is recommended:

  . Investco, our Bermuda subsidiary, will be able to purchase and sell shares of AmerInst. We will no longer be limited to treasury stock transactions.

  . AmerInst presently is subject to the classic "double taxation" whereby our annual net income is subject to corporate income tax, and our dividend paid to our shareholders is subject to personal income tax, which is not tax deductible to AmerInst. If AmerInst is domiciled in Bermuda our distributed income is subject only to income tax at the shareholder level. The elimination of double taxation will result in additional cash flow which can be utilized to repurchase shares and increase liquidity for our shareholders.

  . Bermuda is a major reinsurance and financial center, which will enhance the future ability of AmerInst to participate in the professional liability insurance market.

   (Page 16)

 3. Will this transaction increase liquidity for my shares?

    Yes, in several ways:

  . Investco, our Bermuda subsidiary, will be able to buy and sell shares of AmerInst.

  . Additional cash will be available from the elimination of the double taxation.

 4. What other proposals does the Board have to improve liquidity?

    Whether or not the proposed transaction is consummated, the Board intends to revise the Company's stock ownership and redemption policies as follows:

  . The Board will exercise its existing authority to generally permit additional forms of ownership (irrevocable trusts, personal rather than firm, qualified retirement plan trusts).

  . The stock redemption policy would be changed to allow for full redemption on request, rather than our present policy of full redemption only on death, disability or retirement. This liberalized redemption policy will continue to be at the Board's discretion to assure that redemption will not reduce our capital below regulatory requirements or prudent operating levels.

 5. Is this exchange transaction taxable to me?

    No. This transaction is tax-free, as an exchange, to you as well as our company.

  (Page 10; 16)

 6. Will this exchange transaction change my tax basis?

    No. It is a tax-free exchange and you are entitled to a carryover basis and holding period of all of your shares. (Page 16)

 7. What changes will effect operations in Bermuda, and won't it be more expensive?

    The changes to the operations of AmerInst are to conform to Bermuda corporate law and are relatively insignificant and transparent to our shareholders. The majority of the directors of the new Bermuda company will be current members of the Board. Our present service providers with direct shareholder contact, such as USA Risk Group and our securities transfer agent, will use their Bermuda offices or affiliated entities to serve us. We will retain legal counsel and auditors in Bermuda. Our SEC and U.S. income tax representation can continue to be provided by our present lawyers and accountants. Investment advisory services can continue with our U.S. firms. We have no plans to change service providers other than where our present service provider does not have a presence in Bermuda.

    Yes, it will be slightly more expensive to operate outside of the U.S., but the Board believes that such additional costs will be substantially less than the expected income tax savings.

 8. Will the new by-laws (Bermuda) be different?

    Yes. Our company is presently governed under Delaware law. The new company will be governed under Bermuda law. There are a number of changes fully explained in "Comparative Rights of Shareholders" beginning on Page 18 of the prospectus/proxy statement. Bermuda law, which is similar to English law, is generally more favorable to shareholders than Delaware law.

 9. Will I still receive the financial information required by United States securities laws?

    Yes. AmerInst will still be subject to U.S. Federal securities laws, including filing of quarterly and annual reports (10-Q and 10-K) with the SEC.

10. With the expected higher net income, can I expect my dividend to increase?

    Not at this time. Adding shareholder value by maintaining our capital and providing additional liquidity for our shareholders is our key objective. We have paid a quarterly dividend each of the last three years. We review the dividends each quarter and expect to continue this practice as well as the present payment rate.

11. What are the basic steps that I, as a shareholder, need to take besides voting?

    You only need to vote, by returning your proxy or attending the special meeting of the shareholders.

    Please do not send your share certificate(s) with your proxy.

    If the transaction is approved by our shareholders you will receive instructions on the steps to take to exchange your shares or to replace any lost certificates.

12. Notwithstanding this transaction, I would like to change or receive a replacement stock certificate. Who do I contact?

    Please request in writing a "stock replacement package" from:

                            Harris Trust & Savings

                               Attention: Cecelia Murphy
                               311 W. Monroe St.
                               14th Floor
                               PO Box A 3504
                               Chicago, IL 60690

                                                              June  , 1999

Re: AmerInst Insurance Group, Inc.

Dear Fellow shareholder:

   Thank you very much for your past support. As you probably know by now, I joined the AmerInst Insurance Group, Inc.'s ("AmerInst") Board of Directors in February. I believe AmerInst's plans for the future will make it the strong, viable investment we all hope for.

   You have received a prospectus and additional information regarding a plan to move AmerInst's operations to Bermuda. Please read the information carefully. It could significantly impact the value and marketability of your shares, and your rights as shareholders. I intend to vote my firm's 2,000 shares in favor of this proposal. I urge you to support the proposal for the following reasons:

     1. No Bermuda income tax will be imposed on AmerInst Insurance Company, Ltd. ("AIC Limited") or its shareholders who are not resident in Bermuda. So long as AIC Limited has a cumulative loss, its U.S. shareholders will be subject to U.S. Federal and State income tax only to the extent they receive dividends or sell their shares. AmerInst Insurance Company, Inc. has had an underwriting loss in each of the last three years. Unlike the present situation where there is a corporate income tax and then an income tax on shareholders when they receive a dividend, income will be subject to only a single level of tax (for a more detailed discussion of the tax consequences of an investment in the Bermuda company see "Tax Considerations" on page 43 of the prospectus).

     2. Your shares may become more marketable. As a result of the move, AmerInst can begin to accumulate more capital. Plans are to put in place a new program to purchase stock from any shareholder desiring to sell for 50% of book value. This program would be in addition to one now in place for stock owned by retiring or deceased shareholders, which would not change.

   The prospectus also contains other information regarding why this move is beneficial to us as owners of AmerInst.

   Please vote for the proposal.

   If you want to discuss this or any other AmerInst matter, please write, call (505) 998-3205, fax (505) 998-3333, or e-mail (idiamond@redw.com). I'd love to hear from you.

                                          Very truly yours,

                                          Irvin F. Diamond, CPA

                                                              June  , 1999

Re: AmerInst Insurance Group, Inc.

Dear Fellow shareholder:

   As you probably know by now, I joined the AmerInst Insurance Group, Inc.'s ("AmerInst") Board of Directors in February. I believe AmerInst's plans for the future will make it the strong, viable investment we all hope for.

   You have received a prospectus and additional information regarding a plan to move AmerInst's operations to Bermuda. Please read the information carefully. It could significantly impact the value and marketability of your shares, and your rights as shareholders. I intend to vote my firm's 2,000 shares in favor of this proposal. I urge you to support the proposal for the following reasons:

     1. No Bermuda income tax will be imposed on AmerInst Insurance Company, Ltd. ("AIC Limited") or its shareholders who are not resident in Bermuda. So long as AIC Limited has a cumulative loss, its U.S. shareholders will be subject to U.S. Federal and State income tax only to the extent they receive dividends or sell their shares. AmerInst Insurance Company, Inc. has had an underwriting loss in each of the last three years. Unlike the present situation where there is a corporate income tax and then an income tax on shareholders when they receive a dividend, income will be subject to only a single level of tax (for a more detailed discussion of the tax consequences of an investment in the Bermuda company see "Tax Considerations" on page 43 of the prospectus).

     2. Your shares may become more marketable. As a result of the move, AmerInst can begin to accumulate more capital. Plans are to put in place a new program to purchase stock from any shareholder desiring to sell for 50% of book value. This program would be in addition to one now in place for stock owned by retiring or deceased shareholders, which would not change.

   The prospectus also contains other information regarding why this move is beneficial to us as owners of AmerInst.

   Please vote for the proposal.

   If you want to discuss this or any other AmerInst matter, please write, call (505) 998-3205, fax (505) 998-3333, or e-mail (idiamond@redw.com). I'd love to hear from you.

                                          Very truly yours,

                                          Irvin F. Diamond, CPA